                                                                                                                                                                              Exhibit (k)(4)

CAPSTONE CHURCH BOND FUND

SERVICE PLAN

Introduction: It has been determined Capstone Church Bond Fund ("Fund") will pay specified amounts to Capstone Asset Planning Company ("Distributor") as compensation for providing, or arranging for the provision of, certain shareholder-servicing services with respect to shareholders of the Fund. The Board of Trustees of the Fund therefore adopts the Service Plan ("Plan") for the Fund, as set forth herein.

The Board of Trustees, in considering whether the Fund should implement the Plan, has requested and evaluated such information as it deemed necessary to make an informed determination as to whether the Plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets of the Fund for such purposes.

In voting to approve the implementation of the Plan, the Trustees have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

The Plan: The material aspects of the financing by the Fund of shareholder servicing activities to be performed for the Fund are as follows:

    The Fund will compensate Capstone Asset Planning Company ("Distributor") for services provided and expenses incurred in connection with the servicing of Fund shareholders. Such shareholder servicing activities by the Distributor may include (1) payments to employees or agents of the Distributor who assist in providing, or in supporting the provision of, shareholder services, including salary, commissions, travel and related expenses; (2) expenses related to servicing efforts, including processing new account applications, transmitting customer transaction information to the Fund's transfer agent and answering questions of shareholders; (3) payments of fees to one or more broker-dealers (which may include the Distributor itself), financial institutions or other industry professionals, such as investment advisers, accountants and estate planning firms (severally, a "Service Organization"), in respect of the average daily value of shares of the Fund owned by shareholders for whom the Service Organization is the dealer of record or holder of record, or owned by shareholders with whom the Service Organization has a servicing relationship; (4) costs and expenses incurred in implementing and operating the Plan; and (5) such other similar services as the Fund's Board of Trustees determines to be reasonably related to the provision of services to Fund shareholders.

    The Distributor will be compensated monthly for such services at the annual rate of 0.25% of the average daily net assets of the Fund.

    Out of the amounts provided in Section 2, above, the Distributor may periodically pay to one or more Service Organizations (which may include the Distributor itself) a fee in respect of Fund shares owned by shareholders for whom the Service Organizations are the dealers of record or holders of record, or owned by shareholders with whom the Service Organizations have servicing relationships. Such fees will be computed daily and paid monthly by the Distributor at such annual rates as may be determined from time to time by the Board of Trustees, consistent with applicable law, regulation and regulatory interpretation, and disclosed in the Fund's prospectus, such rates to be based on the average daily net asset value of Fund shares owned by shareholders for whom the Service Organizations are the dealers of record or holders of record, or owned by shareholders with whom the Service Organizations have servicing relationships, provided however, that the Distributor will not pay to a particular Service Organization any such monthly amount that is less than $8.

    The payment to a Service Organization is subject to compliance by the Service Organization with the terms of a written agreement between the Service Organization and the Distributor (the "Agreement"), in such form(s) as may be approved by the Trustees from time to time. If a Fund shareholder ceases to be a client of a Service Organization that has entered into an agreement with the Distributor, but continues to hold shares of the Fund, the Distributor will be entitled to receive a similar payment in respect of the servicing provided to such shareholder. For the purposes of determining the fees payable under the Plan, the average daily net asset value of Fund shares shall be computed in the manner specified in the Fund's registration statement, as then effective with the Securities and Exchange Commission, for the computation of the Fund's net asset value.

    The Plan will become effective upon commencement of the Fund's operations, provided it has been approved by (a) a majority of the Fund's Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan ("Plan Trustees"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan.

    The Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved by a majority of the Board of Trustees, including a majority of the Plan Trustees pursuant to a vote cast in person at a meeting called for the purpose of voting on the continuance of the Plan.

    The Plan may be amended at any time by the Board of Trustees provided that (a) any amendment to increase materially the amounts which the Fund may pay for distribution pursuant to the Plan shall be effective only upon approval by a vote of a majority of the outstanding voting securities of the Fund and (b) any material amendments of the terms of the Plan shall become effective only upon approval by vote of a majority of the Trustees and by vote of a majority of the Plan Trustees, cast in person at a meeting called for the purpose of voting on such amendment.

    The Plan is terminable without penalty at any time by (a) vote of a majority of the Plan Trustees, or (b) vote of a majority of the Fund's outstanding voting securities.

    Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any agreement entered into in connection with the Plan shall provide to the Board of Trustees, and the Board of Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

    While the Plan is in effect, the selection and nomination of Trustees who are not "interested persons" (as defined in the Act) of the Fund shall be committed to the discretion of the Trustees who are not "interested persons".

    The Fund shall preserve copies of the Plan, any agreement entered into in connection with the Plan, and any report made pursuant to Section 8 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, the first two years in an easily accessible place.

CAPSTONE CHURCH BOND FUND
Date:	By:
President
Attest:

Secretary